NATIONAL BEVERAGE CORP.


07077854

Think Hydrations

2007 ANNUAL REPORT



Beverage is our world...

Water covers 70% of the earth's surface and is also the single largest component of the human body. Fluids feed the body, providing sustenance, health and wellness. Consumers seek beverages...first, to replenish or hydrate–second, to quench a craving–and third, in today's world–to energize the dynamic body and mind.

Water is the basis of all life and all beverages.

As consumer needs and preferences continue to evolve, *Team National* is focused on the art and science of beverages...making wonderful tasting liquids that address the health and wellness demands of all sectors of the American population.

Profoundly energized to innovate beyond existing limits, we are destined to create new beverages.

We love to...**THINK HYDRATIONS.**


87%
of LaCroix households consume 3+ bottles per day

Happenin'

450
million gallons
of water are consumed daily in the U.S.

252
trillion gallons
of water are evaporated into the atmosphere daily

Envision the freshness and beauty of a natural spring flowing with healthy and naturally refreshing water. LaCroix captures the pure essence of that magnificent spring in every bottle. LaCroix spring and sparkling waters contain no artificial flavors, sodium or calories, but are loaded with the refreshing goodness provided by nature.

A favorite of the *Happenin'* generation, LaCroix is a leader in the U.S. sparkling water category, growing at twice the rate of that category. *Team National*'s focus is to continue to formulate ingredients and waters to provide invigorating, great-tasting and refreshing hydrations.

National Beverage is hydrating America with the earth's most precious resource–one serving at a time!


LEMON

Smokin'

In its relatively short life, *Rip It* has gained the ranking as one of the country's top energy drinks. The U.S. energy drink category continued its strong growth in 2006, increasing volume by more than 56%. Beverage industry experts claim that *Rip It*'s volume growth outpaced the category–once again.

Rip It fuels a diverse population, including college students who are "rippin' it and crammin' it" at exam time. *Rip It*'s array of diet and regular flavors and competitive price points are *smokin'* through energy category norms.

Rip It is the #1 warehouse delivered energy drink in the U.S.

Energy beverages fuel *'action'* America



rip it
ENERGY FUEL
POWER
LIME WRECKER
CITRUS X
A'TOMIC POM

the retail value attained by the energy drink business

$5 billion

in five years


rip it


rip it

Stylin'

Who is the *Chic* consumer? She is bright, talented, health-conscious and demands products that taste good and look great.

National Beverage delivers this woman an energy drink developed just for her...*Rip It Chic*. *Chic*'s beautiful, slender cans with eye-catching graphics won the *People Magazine Trendsetters Award for Best New Beverage* and were recently featured at New York's fashion week–capturing the attention of women from around the globe.

Complementing its two sugar-free, crisp and distinctive flavors with an added boost of energy, *Chic*'s "crowning" feature is its foil-topped can. Today's sophisticated woman, after all, expects her beverage product to be tempting, convenient and delicious.

Chic is stylin'...just for her.


SUGAR FREE
rip it
Chic
BERRY
IN-O-SCENT
SUGAR FREE
rip it
Chic
SIN-A-MAN


SUGAR FREE
rip it
Chic
BERRY
IN-O-SCENT

The beautiful feeling–*Chic*

Women

represent the best growth opportunity for fast-growing energy drinks

rip it

chic

ENERGY

3 reasons to consume juices

Phytonutrients

Flavonoids

Antioxidants



Livin'

The incomparable aroma and mouth-watering taste of a fresh apple–the appealing scent and satisfying refreshment of a "just picked" orange–these are just a sampling of "nature's refreshment" and nutrition National Beverage puts in every bottle of its premium juices and fruit-flavored products.

Everfresh and *Mr. Pure* juices and *ClearFruit* flavored non-carbonated waters excite the palates of consumers of all ages. Part of the growing non-carbonated category, *Team National* will soon announce additional entries of products with enhanced nutritional properties.

Delicious, replenishing juice products...for daily *livin'*.


NEW NEW NEW NE
Everfresh
Watermelon
Everfresh
Lime
clear fruit
LEMONADE TWIST
RASPBERRY APPLE
PURE

$20 billion of non-carbonated beverages were sold in the U.S. in 2006

Faygo was founded on November 4, 1907

CELEBRATING 100

1907 Faygo 2007

DEE-LICIOUS YEARS


Faygo

Chillin'

It's true that Americans are no longer satisfied with that "same old cola." Waters, juices, energy drinks and alternative beverages today play a major role in America's consumption for "share of the stomach." Yet, with all the choices from which to choose, carbonated soft drinks (CSDs) remain the largest beverage category in the U.S.

National Beverage acknowledges the dramatic change in consumer demands and is hard at work making its flagship brands more appealing to the demanding consumer. National's flavor recognition is without comparison and also features more diet flavors than any other soft drink company. Shasta and Faygo maintain their position as strong regional brands–brands with which consumers "grew up." New Orleans' own Big Shot and Florida's Ritz "SaborrrrrRitz" flavors complete CSD offerings of National Beverage.

Chillin' with a soft drink–it's as American as apple pie. *(Did we mention that Shasta Apple is a consumer favorite?!)*

National Beverage's aluminum usage in 2006 equals 422 Boeing 747's

average # of gallons of CSDs consumed by Americans in 2006: 51 gallons


St. Nick's


Faygo


diet Faygo
60/40


Diet Shasta
ORANGE
Soda with other Natural Flavor


Shasta
TIKI PUNCH

Healthy refreshment for a healthy lifestyle

52%
of the U.S. population takes vitamins

250
million cases
of enhanced water sales are projected in the U.S. in 2007

$23
billion
is spent by Americans on vitamin supplements each year

Nutritional supplements on the go!

96%
of effervescence is immediately absorbed by the body


nutrafizz
BODYWORX
BODYWORX
WOMEN'S DAILY
ENERGY FUEL
Sundance
Sundance

Thinkin'

Team National's vision for the future includes more than the traditional beverage packaged in a bottle or can. Current research and development centers around the *NutraFizz* line of effervescent tablets that make water taste great while delivering "good-for-you" supplements and vitamins. National's scientists are working on "sticks" containing vitamins, weight-reduction aids, enhanced waters, fortified juices and teas–and more.

Tomorrow's products...National Beverage is *thinkin'* about today!



All-Ways Correcting...

There are similar parallels comparing health, life and business. Each has its spectrum of broad emotional complexities. We at National Beverage mandate our most revered emotion–Joy–as our predetermined priority–or shall we say...*'Starting Point.'* So...those who consume our beverages taste and 'feel' our most important ingredient...Joy.

This year's Annual Report reflects the 'spirit' of *Team National* and its celebration of turning twenty-one...youthful, ambitious, dynamic and charged!

FY2007 was our best year ever as reflected by revenues and profits. That's not to say we didn't experience significant challenges–some went so far as to test our very emotional fortitude. Good business health is not so different than life's good health...and we are continuously challenged by both the expected and unexpected, regardless of the ambitious diligence applied. That's a yes!

As we know, especially those who are charged with the responsibility of managing risks and business challenges, the name burning brightly on the business marquee these days is–*'CHANGE IT'!*

How?...'Methodical Profound Corrections'!

National Beverage Corp.

REGIONAL SHARE DYNAMICS

CSDs

Shasta
Faygo
Ritz
Big Shot
Crystal Bay

Good-For-You Refreshments

LaCroix
Everfresh
Clear fruit
mr. PURE
mt. Shasta

Functional & Nutritional Beverages

rip it chic energy
Sundance
BODYWORX
Power blast energy powder
Nutrafizz effervescent supplements
rip it Sticks energy fuel



We at National Beverage are driving ourselves to the dynamic cutting edge of innovation to transition from...what we were–and who we are–to what we will be!

In life, intelligence is vision...where we are today was necessary...but today is coming to a close. We gained experience and learned that our business, our consumers and our lives demand *better*...tomorrow. Our planet's overall health is provoking the human race to listen–learn–and adopt...a *better* way! That's a yes!

As we have stated throughout this fiscal year, the soft drink industry is in transition... from what was acceptable to new and better, with more emphasis than ever on good-for-you ingredients. We are at the forefront with packages, products and ingredients that will provide healthier hydration in a dynamic and innovative fashion. For certain, we are forging new ground with 'Profound Corrections'–from upgrading our flagship logos, to creating lower caloric soft drinks, to producing REAL vitamin-enhanced beverages...and engaging at the frontier of the war on obesity.

As we witnessed commodity pricing and energy costs reach levels that just a short time ago would seem ridiculous, our aggressiveness and decisiveness kept our target-goals always in view. Yet, as business sometimes penalizes, we experienced some volume losses in our fourth quarter due to higher pricing to the retail customer.

'Meticulous Profound Corrections' is what all sound strategies demand. No sharp left–right or the vehicle sometimes skids off the track. That's a yes!

Our National Beverage Company stays primed and ready. The past 21 years in the soft drink business gave us 7 stars from consumers and investors alike. Our goal for the future–off the scale!

All-Ways Correcting,



Nick A. Caporella
Chairman and Chief Executive Officer

P.S. *Stay Hydrated . . .*




Financials

(In thousands, except per share amounts)	**April 28, 2007**	April 29, 2006	April 30, 2005	May 1, 2004	May 3, 2003[1]
	Fiscal Year Ended				
SUMMARY OF OPERATIONS:					
Net sales	**$539,030**	$516,802	$495,572	$512,061	$500,430
Cost of sales[2]	**365,793**	349,131	340,206	343,316	335,457
Gross profit	**173,237**	167,671	155,366	168,745	164,973
Selling, general and administrative expenses	**137,212**	135,090	130,037	139,058	136,902
Interest expense	**106**	105	106	132	316
Other income—net	**2,587**	2,416	1,199	544	706
Income before income taxes	**38,506**	34,892	26,422	30,099	28,461
Provision for income taxes	**13,824**	12,666	9,536	11,408	10,872
Net income	**$ 24,682**	$ 22,226	$ 16,886	$ 18,691	$ 17,589
PER SHARE DATA:					
Basic net income[3]	**$ .54**	$ .49	$ .37	$ .42	$ .40
Diluted net income[3]	**.54**	.48	.37	.41	.38
Closing stock price[3]	**13.13**	12.80	5.92	7.57	5.92
Cash dividends paid[4]	**—**	.83	—	.83	—
BALANCE SHEET DATA:					
Working capital	**$ 97,684**	$ 75,025	$ 81,962	$ 64,967	$ 79,785
Property—net	**57,369**	56,027	62,879	59,535	60,432
Total assets	**257,632**	218,339	224,587	205,378	218,195
Long-term debt	**—**	—	—	—	300
Deferred income taxes—net	**15,217**	17,783	15,958	14,930	14,843
Shareholders' equity[4]	**157,361**	130,860	143,296	125,376	143,292

(1) Fiscal 2003 consisted of 53 weeks.

(2) Fiscal 2006 cost of sales includes a fructose settlement gain of $8.4 million.

(3) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Net income per share and the closing stock price have been adjusted for the 100% stock dividend distributed on March 22, 2004 and the 20% stock dividend distributed on June 22, 2007.

(4) In January 2006 and April 2004, the Company paid a cash dividend of $1.00 per share ($.83 per share after adjusting for the 20% stock dividend), aggregating $38.0 million and $38.4 million, respectively.

OVERVIEW

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

We consider ourselves to be a leader in the development and sale of flavored beverage products in the United States, offering the widest selection of flavored soft drinks, juices, sparkling waters and energy drinks. Our flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, each of which has over 50 flavor varieties. We also maintain a diverse line of flavored beverage products geared to the health-conscious consumer, including Everfresh®, Home Juice®, and Mr. Pure® 100% juice and juice-based products; and LaCroix®, Mt. Shasta™, Crystal Bay® and ClearFruit® flavored and spring water products. In addition, we produce energy drinks and powdered beverage products, including Rip It®, Rip It Chic™, FREEK™ and PowerBlast™. Other products include Ohana® fruit-flavored drinks and St. Nick's® holiday soft drinks. Substantially all of our brands are produced in thirteen manufacturing facilities that are strategically located in major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for certain retailers and beverage companies ("allied brands").

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands and expanding those brands with distinctive packaging and broader demographic emphasis; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" expectations of the family consumer. We believe that the "regional share dynamics" of our brands perpetuate consumer loyalty within local regional markets, resulting in more retailer sponsored promotional activities.

Over the last several years, we have focused on increasing penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel consists of convenience stores, gas stations, and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have undertaken several measures to expand convenience channel distribution in recent years. These include development of products specifically targeted to this market, such as ClearFruit, Crystal Bay, Rip It, Rip It Chic, FREEK and PowerBlast. Additionally, we have created proprietary and specialized packaging for these products with distinctive graphics. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

RESULTS OF OPERATIONS

Net Sales Net sales for fiscal 2007 increased 4.3% to $539.0 million compared to fiscal 2006. Led by higher sales of Rip It, the case volume of our energy drinks, juices and waters increased 12%. The volume improvement in higher margin products along with the effect of price increases instituted to recover raw material cost increases resulted in a 9% improvement in unit pricing. This increase was partially offset by a 7% decrease in carbonated soft drink volume, due primarily to a 21% volume decline in allied brands.

Net sales for fiscal 2006 increased 4.7% to $516.8 million compared to fiscal 2005, excluding $1.8 million received in fiscal

2005 from a customer relative to a recovery of pricing and promotional allowances for product shipped in a previous period. This increase included a 6% improvement in pricing and a 1% increase in branded volume, partially offset by a 12% decline in allied case volume. The increases in unit pricing and branded volume were led by increased sales of Rip It energy drinks, Everfresh juices and LaCroix waters. Volume, however, was negatively impacted by the effects of price increases instituted to recover raw material cost increases and by the effects of major hurricanes in several of our market areas.

Gross Profit Gross profit approximated 32.1% of net sales for fiscal 2007 and 30.8% of net sales for fiscal 2006, after excluding an $8.4 million fructose settlement gain recorded in cost of sales in fiscal 2006. The gross margin improvement is primarily the result of the increase in unit pricing noted above, partially offset by higher manufacturing and raw material costs. Excluding the fructose settlement, cost of goods sold per unit increased approximately 7%. See Note 10 of Notes to Consolidated Financial Statements.

Gross profit approximated 32.4% of net sales for fiscal 2006 and 31.4% of net sales for fiscal 2005. This improvement was due to net proceeds of $8.4 million received from a fructose settlement partially offset by the effects of higher cost of goods sold, lower allied case volume, and the $1.8 million noted above. Excluding the fructose settlement, cost of goods sold per unit increased approximately 7%, primarily due to higher manufacturing and raw material costs. See Note 10 of Notes to Consolidated Financial Statements.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $137.2 million or 25.5% of net sales for fiscal 2007 compared to $135.1 million or 26.1% of net sales for last year. The $2.1 million increase is due to higher marketing costs primarily related to new product introductions associated with energy drinks and increased cooperative advertising.

Selling, general and administrative expenses were $135.1 million or 26.1% of net sales for fiscal 2006 compared to $130.0 million or 26.2% of net sales for the prior year. The $5.1 million increase is due to higher marketing and administrative costs including increased costs related to product development and new product introduction.

Interest Expense and Other Income—Net Interest expense is comprised of financing costs related to maintaining lines of credit. Other income includes interest income of $1,701,000 for fiscal 2007, $1,450,000 for fiscal 2006, and $581,000 for fiscal 2005. The increase in interest income for fiscal 2007 and fiscal 2006 is primarily due to an increase in investment yields and average invested balances. In addition, other income includes gains related to a contract settlement with a customer of $895,000 for fiscal 2007, $1.1 million for fiscal 2006, and $633,000 for fiscal 2005.

Income Taxes Our effective tax rate was approximately 35.9% for fiscal 2007, 36.3% for fiscal 2006, and 36.1% for fiscal 2005. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses, and nontaxable interest income. See Note 7 of Notes to Consolidated Financial Statements.





LIQUIDITY AND FINANCIAL CONDITION

Capital Resources Our current sources of capital are cash flow from operations and borrowings under existing credit facilities. The Company maintains unsecured revolving credit facilities aggregating $45 million, of which $3.2 million is utilized for standby letters of credit at April 28, 2007. We believe that existing capital resources are sufficient to meet our capital requirements and those of the parent company for the foreseeable future.

Cash Flows During fiscal 2007, $32.8 million was provided from operating activities, which was partially offset by $10.9 million used for investing activities. Cash provided by operating activities increased $4.3 million due primarily to an increase in earnings and accounts payable. Cash used in investing activities increased $5.8 million due to an increase in net capital expenditures. Cash provided by financing activities aggregated $1.5 million in fiscal 2007 and was comprised of proceeds and tax benefits from stock options exercised.

During fiscal 2006, $28.6 million was provided from operating activities, which was offset by $5.1 million used for investing activities and $35.9 million used for financing activities. Cash provided by operating activities decreased $4.3 million due to an increase in trade receivables, inventories and other assets. Cash used in investing activities increased $1.2 million due to the net change in marketable securities purchased and sold. Cash used in financing activities increased $36.1 million due primarily to the $38 million cash dividend paid in January 2006.

Financial Position During fiscal 2007, our working capital increased $22.7 million to $97.7 million primarily due to cash provided from operations. Trade receivables increased $3.7 million due to higher sales in April 2007. Inventory increased $9.6 million due to the effects of new products and cost increases. At April 28, 2007, the current ratio was 2.3 to 1 compared to 2.2 to 1 at April 29, 2006.

During fiscal 2006, our working capital decreased $6.9 million to $75 million primarily due to the $38 million cash dividend paid in January 2006. Trade receivables increased $2.1 million due to higher sales. Inventory increased $4.7 million due to the effects of new products and cost increases. Prepaid and other assets increased $1.6 million due to an increase in income tax refund receivables. At April 29, 2006, the current ratio was 2.2 to 1 compared to 2.4 to 1 at April 30, 2005.

Liquidity Although we continually evaluate capital projects designed to expand capacity, enhance packaging capabilities and improve efficiencies at our manufacturing facilities, the Company did not have any material capital expenditure commitments as of April 28, 2007. We anticipate that fiscal 2008 expenditures will be comparable to historical amounts.

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. On June 15, 2007, the Company declared a cash dividend of $.80 per share payable on or before August 17, 2007 to shareholders of record on July 20, 2007. On January 27, 2006, the Company paid a cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend).

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. There were no shares purchased during the last three fiscal years. Aggregate shares purchased since January 1998 were 502,060.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.4 million for fiscal 2007, $5.2 million for fiscal 2006, and $5.0 million for fiscal 2005. At April 28, 2007, we owed $2.5 million to CMA for unpaid fees. See Note 5 of Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

Long-term contractual obligations at April 28, 2007 are payable as follows:

(In thousands)	Total	2008	2009–2010	2011–2012	Thereafter
Operating leases	$ 22,228	$ 6,211	$ 9,099	$5,014	$1,904
Purchase commitments	93,249	37,202	56,047	—	—
Total	$115,477	$43,413	$65,146	$5,014	$1,904

We have guaranteed the residual value of certain leased property in the amount of $11.3 million. Management believes that the net realizable value of the equipment will be in excess of the guaranteed amount when the lease terminates in July 2012.

We contribute to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.2 million for fiscal 2007, $2.2 million for fiscal 2006, and $2.3 million for fiscal 2005.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claims settlement varies significantly, we are not able to reasonably estimate future payments for the periods indicated.

We have standby letters of credit aggregating $3 million related to our self-insurance programs, which expire in fiscal 2008. We expect to renew these standby letters of credit until they are no longer required.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs and collections.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of expense for these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may from time to time make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, and include statements contained in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials and packaging supplies, and the ability to pass along any cost increases to our customers; our ability to increase prices for our products; labor strikes or work stoppages or other interruptions or difficulties in the employment of labor; continued retailer support for our products; changes in consumer preferences and our success in creating products geared toward consumers' tastes; success of implementing business strategies; changes in business strategy or development plans; government regulations; unseasonably cold or wet weather conditions; and other factors referenced in this report. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates We had no outstanding debt or debt related interest rate exposure during fiscal 2007. Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2007 would have changed by approximately $400,000.



Consolidated Balance Sheets

As of April 28, 2007 and April 29, 2006



(In thousands, except share amounts)	**2007**	2006
ASSETS		
Current assets:		
Cash and equivalents	**$ 65,579**	$ 42,119
Trade receivables—net of allowances of $325 (2007) and $562 (2006)	**51,976**	48,236
Inventories	**44,062**	34,429
Deferred income taxes—net	**2,209**	1,940
Prepaid and other assets	**9,681**	9,287
Total current assets	**173,507**	136,011
Property—net	**57,369**	56,027
Goodwill	**13,145**	13,145
Intangible assets—net	**1,899**	1,653
Other assets	**11,712**	11,503
	$257,632	$218,339
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 54,333**	$ 38,041
Accrued liabilities	**19,271**	20,576
Income taxes payable	**2,219**	2,369
Total current liabilities	**75,823**	60,986
Deferred income taxes—net	**15,217**	17,783
Other liabilities	**9,231**	8,710
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	**150**	150
Common stock, $.01 par value—authorized 50,000,000 shares; issued 49,538,370 shares (2007) and 41,511,193 shares (2006); outstanding 45,505,586 shares (2007) and 37,478,409 shares (2006)[1]	**496**	415
Additional paid-in capital	**24,847**	23,033
Retained earnings	**149,868**	125,262
Treasury stock—at cost:		
Preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares	**(12,900)**	(12,900)
Total shareholders' equity	**157,361**	130,860
	$257,632	$218,339

(1) 2007 share amounts restated for the 20% stock dividend distributed on June 22, 2007.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Fiscal Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

(In thousands, except per share amounts)	**2007**	2006	2005
Net sales	**$539,030**	$516,802	$495,572
Cost of sales	**365,793**	349,131	340,206
Gross profit	**173,237**	167,671	155,366
Selling, general and administrative expenses	**137,212**	135,090	130,037
Interest expense	**106**	105	106
Other income—net	**2,587**	2,416	1,199
Income before income taxes	**38,506**	34,892	26,422
Provision for income taxes	**13,824**	12,666	9,536
Net income	**$ 24,682**	$ 22,226	$ 16,886
Net income per share[1]			
Basic	**$ .54**	$ .49	$ .37
Diluted	**$ .54**	$ .48	$ .37
Average common shares outstanding[1]			
Basic	**45,763**	45,367	45,095
Diluted	**46,073**	45,946	45,905

(1) Adjusted for the 20% stock dividend distributed on June 22, 2007.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the Fiscal Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

	2007		2006		2005	
(In thousands, except share amounts)	**Shares**	**Amount**	Shares	Amount	Shares	Amount
PREFERRED STOCK						
Beginning and end of year	**150,000**	**$ 150**	150,000	$ 150	150,000	$ 150
COMMON STOCK						
Beginning of year	**41,511,193**	**415**	41,018,960	410	40,894,440	409
Stock options exercised[1]	**443,050**	**5**	492,233	5	124,520	1
20% stock dividend[2]	**7,584,127**	**76**	—	—	—	—
End of year	**49,538,370**	**496**	41,511,193	415	41,018,960	410
ADDITIONAL PAID-IN CAPITAL						
Beginning of year		**23,033**		19,679		18,646
Stock options exercised		**319**		1,000		145
Stock-based compensation		**318**		1,254		78
Stock-based tax benefits		**1,177**		1,100		810
End of year		**24,847**		23,033		19,679
RETAINED EARNINGS						
Beginning of year		**125,262**		141,057		124,171
Net income		**24,682**		22,226		16,886
Cash dividends paid		**—**		(38,021)		—
20% stock dividend[2]		**(76)**		—		—
End of year		**149,868**		125,262		141,057
TREASURY STOCK—PREFERRED						
Beginning and end of year	**150,000**	**(5,100)**	150,000	(5,100)	150,000	(5,100)
TREASURY STOCK—COMMON						
Beginning and end of year	**4,032,784**	**(12,900)**	4,032,784	(12,900)	4,032,784	(12,900)
TOTAL SHAREHOLDERS' EQUITY		**$157,361**		$130,860		$143,296

(1) Includes issuance of deferred delivery shares of 343,150 (2007), 38,800 (2006), and 68,400 (2005).
(2) Reflects the 20% stock dividend distributed on June 22, 2007.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended April 28, 2007, April 29, 2006 and April 30, 2005

(In thousands)	**2007**	2006	2005
OPERATING ACTIVITIES:			
Net income	**$ 24,682**	$ 22,226	$ 16,886
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**11,650**	13,587	12,464
Deferred income tax (benefit) provision	**(2,835)**	1,644	891
Loss (gain) on disposal of property, net	**9**	(51)	15
Stock-based compensation	**318**	291	89
Changes in assets and liabilities:			
Trade receivables	**(3,740)**	(2,101)	2,641
Inventories	**(9,633)**	(4,691)	16
Prepaid and other assets	**(3,193)**	(4,675)	(1,165)
Accounts payable	**16,292**	29	874
Accrued and other liabilities, net	**(715)**	2,293	186
Net cash provided by operating activities	**32,835**	28,552	32,897
INVESTING ACTIVITIES:			
Marketable securities purchased	**(524,980)**	(352,775)	(233,900)
Marketable securities sold	**524,980**	352,775	242,900
Property additions	**(10,975)**	(7,964)	(13,003)
Proceeds from sale of assets	**99**	2,890	152
Net cash used in investing activities	**(10,876)**	(5,074)	(3,851)
FINANCING ACTIVITIES:			
Common stock cash dividend	**—**	(38,021)	—
Proceeds from stock options exercised	**324**	1,005	146
Stock-based tax benefits	**1,177**	1,100	—
Net cash provided by (used in) financing activities	**1,501**	(35,916)	146
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**23,460**	(12,438)	29,192
CASH AND EQUIVALENTS—BEGINNING OF YEAR	**42,119**	54,557	25,365
CASH AND EQUIVALENTS—END OF YEAR	**$ 65,579**	$ 42,119	$ 54,557
OTHER CASH FLOW INFORMATION:			
Interest paid	**$ 106**	$ 105	$ 106
Income taxes paid	**13,325**	10,754	6,910

See accompanying Notes to Consolidated Financial Statements.



National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany balances have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, a 53rd week is added every five or six years. Fiscal 2007, 2006 and 2005 consist of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Changes in Accounting Standards In June 2006, FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact of this Interpretation on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but could change the current practice in measuring current fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of this Statement on our consolidated financial statements.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs and collections. At April 28, 2007 and April 29, 2006, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Fair Value of Financial Instruments The fair values of financial instruments are estimated based on market rates. The carrying amounts of financial instruments reflected in the balance sheets approximate their fair values.



Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Intangible Assets Intangible assets as of April 28, 2007 and April 29, 2006 consisted of nonamortizable trademarks aggregating $1,899,000 and $1,653,000, respectively. Amortization expense related to distribution rights, which were relinquished in fiscal 2006, was $285,000 for fiscal 2006 and $83,000 for fiscal 2005.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 28, 2007 are comprised of finished goods of $24,356,000 and raw materials of $19,706,000. Inventories at April 29, 2006 are comprised of finished goods of $18,997,000 and raw materials of $15,432,000.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, which advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs of future media advertising. Marketing costs, which are included in selling, general and administrative expenses, were $42.4 million in fiscal 2007, $37.9 million in fiscal 2006, and $35.6 million in fiscal 2005.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Included in average common shares outstanding are shares of common stock of which option holders have elected to defer physical delivery following the exercise of stock options. Diluted net income per share is calculated in a similar manner, but include the dilutive effect of stock options, which amounted to 310,000 shares (2007), 579,000 shares (2006), and 810,000 shares (2005). Net income per share and average common shares outstanding have been adjusted for the 20% stock dividend paid on June 22, 2007 (see note 5).

Property Property is recorded at cost. Property additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset





are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Reclassifications Reclassifications have been made to prior year amounts to conform to the current year presentation.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer. However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of expense for these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $43.2 million in fiscal 2007, $44.1 million in fiscal 2006, and $41.4 million in fiscal 2005. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation At the beginning of the fourth quarter of fiscal 2006, we adopted SFAS No. 123R "Stock-Based Compensation" pursuant to the modified prospective application and, accordingly, prior period amounts have not been restated. Stock-based compensation expense was recorded based on the fair value method for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption.

Prior to the fourth quarter of fiscal 2006, we applied the provisions of APB No. 25, "Accounting for Stock Issued to Employees," as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." Under APB 25, stock-based compensation expense was generally not recognized unless the exercise price of options granted was less than the market price on the date of grant. Had compensation cost for options granted to employees been recorded based on the fair value method





under SFAS No. 123, "Accounting for Stock-Based Compensation" prior to the adoption date, net income and net income per share would have been impacted on a pro forma basis by less than $200,000 and $.01 per share for such fiscal years.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY

Property as of April 28, 2007 and April 29, 2006 consisted of the following:

(In thousands)	**2007**	2006
Land	**$ 8,915**	$ 8,915
Buildings and improvements	**38,898**	38,101
Machinery and equipment	**123,556**	115,379
Total	**171,369**	162,395
Less accumulated depreciation	**(114,000)**	(106,368)
Property—net	**$ 57,369**	$ 56,027

Depreciation expense was $9,525,000 for fiscal 2007, $10,147,000 for fiscal 2006, and $9,492,000 for fiscal 2005.

3. ACCRUED LIABILITIES

Accrued liabilities as of April 28, 2007 and April 29, 2006 consisted of the following:

(In thousands)	**2007**	2006
Accrued promotions	**$ 5,710**	$ 5,609
Accrued compensation	**4,427**	4,444
Accrued insurance	**1,919**	3,603
Other	**7,215**	6,920
Total	**$19,271**	$20,576

4. DEBT

A subsidiary of the Company maintains unsecured revolving credit facilities aggregating $45 million (the "Credit Facilities") with banks. The Credit Facilities expire through December 2008 and bear interest at ½% below the banks' reference rate or .6% above LIBOR, at the subsidiary's election. At April 28, 2007, there was no outstanding debt under the Credit Facilities and approximately $42 million was available for future borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. Significant financial ratios and restrictions include: fixed charge coverage; net worth ratio; and limitations on incurrence of debt. At April 28, 2007, we were in compliance with all loan covenants and approximately $25 million of retained earnings were restricted from distribution.

5. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. On June 15, 2007, the Company declared a cash dividend of $.80 per share payable on or before August 17, 2007 to shareholders of record on July 20, 2007. Net income per share, average common shares outstanding and share amounts have been restated to give retroactive effect to the 20% stock dividend.

On January 27, 2006, the Company paid a cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend) to shareholders of record on January 5, 2006, including holders of deferred shares.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. There were no shares purchased during the three fiscal years ended April 28, 2007. Aggregate shares purchased since January 1998 were 502,060.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by the Company's Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide our Company with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales plus incentive compensation based on certain factors to be determined by the Compensation Committee of our Company's Board of Directors. In July 2005, in connection with providing services under the management agreement, CMA became a twenty percent joint owner of an aircraft used by the Company. We incurred fees to CMA of $5.4 million for fiscal 2007, $5.2 million for fiscal 2006, and $5.0 million for fiscal 2005. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at April 28, 2007 and April 29, 2006 were amounts due CMA of $2.5 million and $1.3 million, respectively.

6. OTHER INCOME

Other income consisted of the following:

(In thousands)	**2007**	2006	2005
Interest income	**$1,701**	$1,450	$ 581
Gain on contract settlement	**895**	1,143	633
Gain (loss) on disposal of property, net	**(9)**	51	(15)
Relinquishment of distribution rights	**—**	(228)	—
Total	**$2,587**	$2,416	$1,199

7. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	**2007**	2006	2005
Current	**$16,659**	$11,022	$8,645
Deferred	**(2,835)**	1,644	891
Total	**$13,824**	$12,666	$9,536

The reconciliation of the statutory federal income tax rate to our effective tax rate was as follows:

	2007	2006	2005
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**3.0**	2.9	3.0
Other differences	**(2.1)**	(1.6)	(1.9)
Effective income tax rate	**35.9%**	36.3%	36.1%

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Our deferred tax assets and liabilities as of April 28, 2007 and April 29, 2006 consisted of the following:

(In thousands)	**2007**	2006
Deferred tax assets:		
Accrued expenses and other	**$ 4,215**	$ 2,161
Inventory and amortizable assets	**269**	155
Total deferred tax assets	**4,484**	2,316
Deferred tax liabilities:		
Property	**17,426**	18,048
Intangibles and other	**66**	111
Total deferred tax liabilities	**17,492**	18,159
Net deferred tax liabilities	**$13,008**	$15,843
Current deferred tax assets—net	**$ 2,209**	$ 1,940
Noncurrent deferred tax liabilities—net	**$15,217**	$17,783

8. STOCK-BASED COMPENSATION

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain



other key employees and consultants of our Company by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option Plan, National Beverage has authorized the issuance of options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The Board of Directors also authorized the issuance of options to purchase up to 120,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers of the Company. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and reduce to the par value of the stock at the end of the six-year vesting period.

The fair value of option grants was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions: weighted average expected life of 8 years for fiscal 2007, 7.7 years for 2006, and 10 years for 2005; weighted average expected volatility of 33.2% for fiscal 2007, 30.5% for 2006, and 41% for 2005; weighted average risk free interest rates of 5% for fiscal 2007, 4.5% for 2006, and 5% for 2005; and no expected dividend payments. Subsequent to adopting SFAS No. 123R, forfeitures were estimated based on historical experience. Prior to adoption, forfeitures were recorded as they occurred. In fiscal 2007 and 2006, the expected life of stock options was estimated based on historical experience. Prior to fiscal 2006, the expected life was based on contractual term. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options.

The following is a summary of stock option activity for fiscal 2007:

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	971,251	$2.67
Granted	1,536	6.99
Exercised	(119,880)	2.70
Cancelled	(17,700)	3.23
Options outstanding, end of year	835,207	4.23
Options exercisable, end of year	452,040	2.68

Stock-based compensation expense for fiscal 2007, fiscal 2006 and fiscal 2005 was $318,000, $291,000, and $89,000, respectively. The total fair value of shares vested for fiscal 2007, fiscal 2006 and fiscal 2005 was $258,000, $218,000, and $136,000, respectively. The total intrinsic value for stock options exercised during fiscal 2007, fiscal 2006 and fiscal 2005 was $1.1 million, $2.7 million, and $353,000, respectively. The weighted average fair value for stock options granted in fiscal 2007, fiscal 2006 and fiscal 2005 was $13.84, $5.18, and $6.01, respectively.

As of April 28, 2007, unrecognized compensation expense related to the unvested portion of the Company's stock options was $1.4 million, which is expected to be recognized over a weighted average period of 3.9 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of April 28, 2007 was 5.5 years and $7.4 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of April 28, 2007 was 3.3 years and $4.7 million, respectively.

For fiscal 2007, net cash proceeds from the exercise of stock options were $324,000 and the associated income tax benefit was $1,177,000.

The Company has a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed by our Company for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of April 28, 2007, no shares have been issued under the plan.

The share amounts reflected above have been restated to give retroactive effect to the 20% stock dividend distributed on June 22, 2007.

9. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2016. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $8,211,000 for fiscal 2007, $8,507,000 for fiscal 2006, and $9,298,000 for fiscal 2005.



Our minimum lease payments under non-cancelable operating leases as of April 28, 2007 are as follows:

(In thousands)	
Fiscal 2008	$ 6,211
Fiscal 2009	5,345
Fiscal 2010	3,754
Fiscal 2011	2,711
Fiscal 2012	2,303
Thereafter	1,904
Total minimum lease payments	$22,228

We have guaranteed the residual value of certain leased property in the amount of $11.3 million. No liability has been recorded as management believes that the net realizable value of the equipment will be in excess of the guaranteed amount when the lease terminates in July 2012 and that the fair market value of the guarantee is immaterial.

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.2 million for fiscal 2007, $2.2 million for fiscal 2006, and $2.3 million for fiscal 2005.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of April 28, 2007, we had purchase commitments for raw materials of $93.2 million.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

10. FRUCTOSE SETTLEMENT

In June 2005, we received a partial payment of $7.7 million from the settlement of our claim in a class action lawsuit known as "In re: High Fructose Corn Syrup Antitrust Litigation Master File No. 95-1477 in the United States District Court for the Central District of Illinois." The lawsuit related to purchases of high fructose corn syrup made by the Company and others. The settlement amount was allocated to each class action recipient based on the proportion of its purchases to total purchases by all class action recipients. The amount received, less offsets and expenses of $.5 million, was recorded as a reduction in cost of sales in the first quarter of fiscal 2006. In November 2005, the Company received $1.2 million, representing the final payment due under the settlement. Such amount was recorded in the third quarter of fiscal 2006 as a reduction in cost of sales.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007				
Net sales	**$150,136**	**$135,818**	**$117,123**	**$135,953**
Gross profit	**49,955**	**43,913**	**37,841**	**41,528**
Net income	**9,759**	**5,749**	**3,034**	**6,140**
Net income per share—basic[1]	**$ .21**	**$ .13**	**$ .07**	**$ .13**
Net income per share—diluted[1]	**$ .21**	**$ .12**	**$ .07**	**$ .13**
Fiscal 2006				
Net sales	$142,363	$131,502	$109,587	$133,350
Gross profit[2]	49,328	41,220	34,920	42,203
Net income	9,683	4,574	2,297	5,672
Net income per share—basic[1]	$ .21	$ .10	$ .05	$ .12
Net income per share—diluted[1]	$ .21	$ .10	$ .05	$ .12

(1) Net income per share has been adjusted for the 20% stock dividend distributed on June 22, 2007.
(2) Gross profit in the first quarter and third quarter includes a fructose settlement gain of $7.2 million and $1.2 million, respectively.



Report of Independent Registered Public Accounting Firm

To the Board of Directors
National Beverage Corp.

We have audited the accompanying balance sheet of National Beverage Corp. as of April 28, 2007, and the related statements of income, stockholders' equity, and cash flows for the year ended April 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the two years ended April 29, 2006 were audited by other auditors whose opinion, dated July 28, 2006, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of National Beverage Corp. as of April 28, 2007, and the results of its operations and its cash flows for the year ended April 28, 2007, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Ft. Lauderdale, Florida
July 12, 2007



The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on the NASDAQ Global Select Market under the symbol "FIZZ." Prior to June 12, 2007, the Common Stock was listed on the American Stock Exchange ("AMEX") under the symbol "FIZ." The following table shows the range of high and low sale prices per share of the Common Stock as reported by the AMEX for the fiscal quarters indicated:

	Fiscal 2007		Fiscal 2006	
	High	**Low**	High	Low
First Quarter	**$14.63**	**$ 9.79**	$ 7.22	$5.98
Second Quarter	**$14.42**	**$ 9.08**	$ 7.30	$5.89
Third Quarter	**$12.75**	**$ 9.38**	$ 8.33	$5.83
Fourth Quarter	**$15.02**	**$10.71**	$13.33	$6.93

Of the estimated 5,500 holders of our Common Stock, including those whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 700 shareholders of record at July 2, 2007, according to records maintained by our transfer agent.

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. On June 15, 2007, the Company declared a cash dividend of $.80 per share payable on or before August 17, 2007 to shareholders of record on July 20, 2007. On December 23, 2005, the Company declared a cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend), which was paid on January 27, 2006 to shareholders of record on January 5, 2006. The stock prices above have been restated to give retroactive effect to the 20% stock dividend.

Currently, the Board of Directors has no plans to declare additional cash dividends. See Note 5 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on the Company's Common Stock for the period from April 27, 2002 through April 28, 2007 with the cumulative total return of the S&P 500 Stock Index and a Company constructed index of peer companies. Included in the Company constructed peer group index are Coca-Cola Enterprises Inc., Coca-Cola Bottling Company Consolidated, Cott Corporation and Pepsi Americas, Inc. The graph assumes that the value of the investment in Common Stock was $100.00 on April 27, 2002 and that all dividends, if any, were reinvested.


$300
$250
$200
$150
$100
$50
0
4/27/02
5/03/03
5/01/04
4/29/05
4/29/06
4/28/07

◆ National Beverage Corp.

○ S&P 500 Index

▲ Peer Group

DIRECTORS

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Samuel C. Hathorn, Jr.*
President
Trendmaker Development Co.

S. Lee Kling*
Chairman of the Board
[illegible] Company

Joseph P. Klock, Jr., Esq.*
[illegible]
[illegible] Becker & Green, P.C.

*Member Audit Committee

CORPORATE MANAGEMENT

[illegible] Caporella
Chairman of the Board &
Chief Executive Officer

[illegible] G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

[illegible]
Director—Risk Management

Brent R. Bott
Director—Consumer Marketing

Gregory J. Kwederis
Director—Beverage Analysis

Lawrence P. Parent
Director—Credit Management

Gregory P. Cook
Controller

SUBSIDIARY MANAGEMENT

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Everfresh Beverages, Inc.

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Cha[illegible]
Executive Vice President
Foodservice
Shasta Sales, Inc.

John S. M[illegible]
Executive Vice President
National BevPak

[illegible]
[illegible]
Sundance Beverage Company

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John [illegible]
Vice President
Shasta Beverages International, Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation
International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
[illegible]
PACO, Inc.
Shasta [illegible]
Shasta Beverages International, Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

CORPORATE OFFICES

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of Shareholders [illegible] on Friday, October 5, [illegible] 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, FL 32827

FINANCIAL AND OTHER INFORMATION

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com.

STOCK EXCHANGE LISTING

[illegible] Stock is listed on the [illegible] Market—
Symbol [illegible]

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P.O. Box [illegible]
Pittsburgh, PA [illegible]
888-313-1476
www.melloninvestor.com/isd

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Fort Lauderdale, FL

connors, inc. / www.curran-connors.com

Think...

National Beverage Corp.

NATIONAL BEVERAGE CORP.
One North University Drive
Fort Lauderdale, Florida 33324
954-581-0922
WWW.NATIONALBEVERAGE.COM

END